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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                          Vivendi Universal Announces
                         Redemption of High Yield Notes

Paris, January 21, 2005 - Vivendi Universal S.A. (Paris Bourse: EX FP; NYSE: V), announced today that it has redeemed the entire outstanding principal amount of its high yield notes (the "Notes") pursuant to the terms of the respective indentures governing the Notes. The Company has redeemed approximately $106.9 million aggregate principal amount of outstanding dollar-denominated Notes and Euro.315.8 million aggregate principal amount of outstanding euro-denominated Notes.

The Company has redeemed its 9.25% Senior Notes due 2010 at the redemption price of 115.874581%, or $1,183.41181, including accrued interest, for each $1,000.00 of principal amount outstanding; its 9.50% Senior Notes due 2010 at the redemption price of 118.614505%, or Euro.1,211.47805, including accrued interest, for each Euro.1,000.00 of principal amount outstanding; its U.S. dollar-denominated 6.25% Senior Notes due 2008 at the redemption price of 107.372092%, or $1,074.76258, including accrued interest, for each $1,000.00 of principal amount outstanding and its euro-denominated 6.25% Senior Notes due 2008 at the redemption price of 110.068140%, or Euro.1,101.72306, including accrued interest, for each Euro.1,000.00 of principal amount outstanding.

                                    * * *

Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).

Important disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the indentures referenced above, as well as the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements. This notice of redemption does not constitute an offer to redeem notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful under applicable securities or "blue sky" laws. The notes not being listed in France, no documents relating to the redemption have been submitted to the clearance procedures of the AMF.

Media                                   Investor relations
Paris                                   Paris
Antoine Lefort                          Daniel Scolan
+33 (0) 1 71 71 11 80                   +33 (0) 1 71 71 32 91
Agnes Vetillart                         Laurence Daniel
+33 (0) 1 71 71 30 82                   +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86                   New York
                                        Eileen McLaughlin
New York                                +(1) 212 572 8961
Flavie Lemarchand-Wood
+(212) 572 1118